

VIA FACSIMILE AND U.S. MAIL

October 26, 2007

Arnaldo F. Galassi
Chief Financial Officer
Elixir Gaming Technologies, Inc
1120 Town Center Drive, Suite 260
Las Vegas, Nevada 89144

> **RE: Elixir Gaming Technologies, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 0-25855**

Dear Mr. Galassi:

We have reviewed your letter dated October 1, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006</u>

Financial Statements

Report of Independent Registered Public Accountant, page 29

1. We have read your response to comment two from our letter dated September 4, 2007. Your principal auditor is expected to have audited or assumed responsibility for reporting on at least 50% of the assets and at least 50% of the revenues of the consolidated entity. Please confirm that you will ensure that your principal auditor for the year ended December 31, 2007 and each subsequent period thereafter meets the expected thresholds.

Note 1. Description of Business and Significant Accounting Policies, page 35

2. We have read your response to comment three from our letter dated September 4, 2007. Please also disclose, if true, that your shipping and handling costs are included in cost of sales. If shipping and handling costs are not included in cost of sales, please disclose the amount of these costs and disclose the line item that these costs are included in for each period presented.

Note 9. Convertible Debt With Warrants and Capital Leases Payable, page 41

3. We have read your response to comment five from our letter dated September 4, 2007. You indicate that the estimated fair value of the warrants of $4.4 million will be reclassified as debt issuance costs and will be amortized using the interest method. Paragraph 16 of APB 14 indicates that the proceeds from the sale of debt with warrants should be allocated between the debt and warrants based on the relative fair value of both the debt and warrants at the time of issuance. This relative fair value allocation usually results in issuing the debt security at a discount. Paragraph 16 of APB 14 also indicates that any discount on debt securities resulting from the relative fair value allocation between the debt and warrant should be accounted for as such. Paragraph 16 of APB 21 requires that the discount be recorded as a direct reduction of the debt amount and not as a deferred charge. Please revise your financial statements to reflect your 8% senior secured promissory notes being issued at a discount based on the relative fair value of both the notes and warrants at the time of issuance. Please also disclose the effective interest rate and the face amount of the note in the financial statements or in the notes to the statements as required by paragraph 16 of APB 21.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2007

Financial Statements

7. Securities Purchase and Product Participation Agreement, page 7

4. We have read your response to comment eight from our letter dated September 4, 2007.   We have the following comments:
   - You indicate that you relied on the guidance in paragraph 44 of SFAS 123R in order to account for the issuable securities prior to the measurement date. Please tell us how you determined that it is probable that the performance condition will be achieved. Please tell us how you determined that the probable outcome is high given the high volume of electronic gaming machines that must be placed in operation.
   - You also indicated that there is no significant disincentive for the counterparty's non-performance other than forfeiture of its rights to receive the equity instruments. Given that there is no significant disincentive for non-

Mr. Arnaldo Galassi
October 26, 2007
Page 3

performance, please tell us how you determined that the performance commitment is probable. See footnote 3 of EITF 96-18.

5. You indicate that the equity instruments issued to Elixir represent initial direct costs as defined in paragraphs 5, and 23-24 of SFAS 91. Please provide the following:
   - Elixir Group Limited became a related party with a significant ownership interest as soon as the participation agreement closed. Please tell us what consideration you gave to your related party relationship with Elixir Group Limited as it applies to subparagraph (a) and (b) of paragraph 5.m of SFAS 13, as amended by SFAS 91. It would appear that subparagraph (a) would not apply due to your related party nature and subparagraph (b) would not apply since Elixir Group Limited performed the activities instead of you. Therefore, it would appear that expensing these amounts as incurred may be more appropriate than amortizing these amounts over the life of the lease. Please advise or revise accordingly.
   - Please tell us whether you and Elixir Group Limited shared any of the same shareholders, employees, directors or officers prior to the participation agreement. Please also tell us whether there are any other relationships, related party or otherwise, between you and Elixir Group Limited.

FORM 8-K FILED ON SEPTEMBER 12, 2007

6. You indicate that on September 7, 2007, you agreed to issue 975,000 shares of common stock to Bricoleur Funds in exchange for the cancellation of 2,275,000 warrants. Please ensure that your interim financials address how you account for this cancellation of warrants. Your disclosures should also address how you accounted for this cancellation of warrants and any other significant terms of this exchange agreement. Please cite the accounting literature used to support your conclusions. Please also give similar consideration to the exchange agreement with Elixir Group Limited as mentioned in the Form 8-K filed on October 23, 2007.

FORM 8-K FILED ON SEPTEMBER 14, 2007

7. You indicate that as of the date of this report, you have reduced the exercise price of the 2006 warrants by $2.00 based on the achievement of the related performance milestones. Please ensure that your interim financials address how you account for this modification of your 2006 warrants. Your disclosures should also address how you accounted for this modification of the 2006 warrants. Please cite the accounting literature used to support your conclusions.

* * * *

   Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

            Sincerely,

            Rufus Decker
            Accounting Branch Chief